GERSTEN, SAVAGE, KAPLOWITZ, WOLF & MARCUS, LLP
                              600 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022



                                                               February 11, 2005




United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Cheryl Grant, Esq.

         RE:      FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
                  FILE NO, 333-120412

Dear Ms. Grant:

         Please see our responses to your written comments of February 11, 2005.

         Response #1:

                  As the Company stated, they track off-net revenues by customer and product. The Company tracks off-net costs of revenues by provider (vendor). This tracking analysis is consistent with the disclosure in the book.

         Response #2:

                  Please note that the Company believes that it was operating within the statute and notes the fact that it represented a very small amount of revenues. More importantly, the Company does not believe that the fact that Efonica had dealings with Libya during the time that Libya was both identified as a state sponsor of terrorism and subject to OFAC-administered economic sanctions raises any risk that it would have a potential impact on Fusion's reputation and share value that would cause Efonica's relationship with the Libyan reseller to be material to Fusion or pose a material risk to Fusion's security holders, especially considering the current status of the United State's relationship with Libya.


                                            Sincerely,


                                            \s\ Arthur S. Marcus, Esq.
                                            --------------------------
                                             Arthur S. Marcus, Esq.